UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 12)*

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert P. Stiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5

SOLE VOTING POWER

11,956,716 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 72,178 (includes 60,128 shares of Common Stock held by an entity controlled by a family trust, and 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation)
EACH REPORTING	7

SOLE DISPOSITIVE POWER

11,956,716 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

PERSON WITH	8	SHARED DISPOSITIVE POWER 72,178 (includes 60,128 shares of Common Stock held by an entity controlled by a family trust, and 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,028,894 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, 60,128 shares of Common Stock held by an entity controlled by a family trust, 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43% (calculation based on 161,796,274 shares outstanding as of March 18, 2014, as disclosed in the Issuer’s 8-K, filed March 31, 2014)
12	TYPE OF REPORTING PERSON IN

ITEM 1.

(a)	NAME OF ISSUER

Keurig Green Mountain, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

(a)	NAME OF PERSON FILING

Robert P. Stiller

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

c/o Sunrise Management Services, LLC, 180 Battery Street, Suite 250, Burlington, VT 05401

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value per share

(e)	CUSIP NUMBER

393122106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHCK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

12,028,894 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, 60,128 shares of Common Stock held by an entity controlled by a family trust, 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

(b)	Percent of class:

7.43% (calculation based on 161,796,274 shares outstanding as of March 18, 2014, as disclosed in the Issuer’s 8-K, filed March 31, 2014)

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote:

11,956,716 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

(ii)	Shared power to direct the vote:

72,178 (includes 60,128 shares of Common Stock held by an entity controlled by a family trust, and 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation)

(iii)	Sole power to dispose or to direct the disposition of:

11,956,716 (includes presently exercisable employee stock options to acquire 845,273 shares of Common Stock, and 2,802,600 shares of Common Stock issuable upon exercise of Call Options)

(iv)	Shared power to dispose or to direct the disposition of:

72,178 (includes 60,128 shares of Common Stock held by an entity controlled by a family trust, and 12,050 shares of Common Stock held by Mr. Stiller’s charitable foundation)

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2014
Date

/s/Robert P. Stiller
Signature

Robert P. Stiller
Name